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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003
Commission File Number ________________________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3      Bologna 40132      ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F[X]	Form 40-F.[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

Signatures
DUCATI MOTOR HOLDING ANNOUNCES FIRST QUARTER 2003 RESULTS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.

(Registrant)

By: Andrea Lydzinski

(Signature)*

Date 5 May 2003

* Print the name and title of the signing officer under his signature.

Andrea Lydzinski Investor Relations and Corporate Communications Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES FIRST QUARTER 2003 RESULTS

     Bologna, Italy, May 8, 2003 — Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced financial results for the first quarter ended March 31, 2003.

     For the first quarter of 2003, revenues were Euro 81.3 million down 23.5% over the same period in 2002, mainly caused by a 23.2% reduction in unit sales and a negative foreign exchange impact. Revenues from Ducati motorcycles for the period decreased 26.6% to Euro 65.5 million and represented 80.6% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, decreased 9.5% to Euro 15.2 million over the comparable period in the previous year.

     Gross margin was 36.9% of revenues versus 42.8% in the period, mainly due to lower unit sales and the negative foreign exchange impact. EBITDA was a Euro 9.0 million, or 11.0% of revenues, versus 18.9% in the period of the previous year. R&D investments for the Moto GP were €Euro 1.6 million, equivalent to 2.0% of sales.

     The net loss of the Ducati Group was Euros 3.7 million in the first quarter of 2003, compared with a Euros 5.5 million gain in the first quarter of 2002. This includes the impact of a one-off Euro 3.5 million restructuring charge which will be used to make the organization leaner and more efficient in anticipation of the challenging market conditions in 2003.

     Unofficial Ducati worldwide registrations, a measure of retail sales, were down 18% versus the first quarter of last year, with the US down 42%, Italy down 21%, in Germany down 13%, France down 11%, the UK down 5% and in Japan down 6%, while the Benelux Countries grew 6%.

     The Company’s net debt at March 31, 2003 was Euro 123.6 million, down versus the Euro 132.0 million at the same date a year earlier, and up versus Euro 112.4 million at December 31, 2002. The company’s gearing ratio was 78% at March 31, 2002 versus 82% at the same date a year earlier and 69% at December 31, 2002.

     “2003 has got off to a very difficult start for Ducati. The results for the period ending March 31, 2003 represent the weakest first quarter at the company for many years,” said Federico Minoli, Ducati Chairman and Chief Executive Officer. “The principle reasons are clear: a severe decline in our reference market was reflected in our considerably reduced sales in the period; the continued strengthening of the Euro versus the US Dollar, UK Sterling and the Japanese Yen has reduced the value in Euro of our sales in those countries; and start-up issues — now resolved — in the early production of the Multistrada and Monster S4R.”

     “We believe that, with the end of the first quarter, the worst is behind us in 2003, and the results of the period do not reflect our expectations for the full year,” added Minoli. “As we move into the important second quarter, we have laid the foundations for a leaner and more efficient organization by cost-cutting and making management changes, and we are implementing a focused advertising and pricing campaign, in particular in the Monster family, to support sales. On a positive note, we have improved our financial position thanks to aggressive management of our working capital. At the same time we continue to emphasize our priorities for the long term, principally product innovation and brand-building. Indeed, the very positive reception from the press at the launches of our newest products, the Multistrada and the Monster S4R, are encouraging.”

     “The continuing uncertainty of the global economy and weak consumer confidence continue to give us limited visibility on how the rest of year will evolve at this stage,” said Enrico D’Onofrio, Ducati Chief Financial Officer. “The second quarter will, to a large extent, determine the outcome of the year.”

     “We are also delighted with progress of our racing activities so far this year,” concluded Minoli. “Racing ensures that the Company remains at the cutting-edge in terms of R&D and continues to broaden the appeal of its brand. The first quarter of 2003 saw the historic return of Ducati to the MotoGP Championship after an absence of 30 years. The financial and organizational effort made by the whole company to prepare for the MotoGP was rewarded with incredible performances from Loris Capirossi, Troy Bayliss and the whole Ducati Marlboro Team in the first races of the 2003 season. These successes confirm Ducati’s ability to develop very competitive machines in a short period of time to compete at the highest level. In the meantime, our flagship 999 Testastretta Superbike is proving a winner. With racer Neil Hodgson, official Ducati Fila Team racer, it is unbeaten in the first six races of the World Superbike Championship.”

     The Company also announced that, at its Annual Shareholders Meeting held May 6, 2003, the Ducati Motor Holding S.p.A. annual report for the year ended December 31, 2002, was formally approved by shareholders without making any modifications.

     Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won eleven of the last thirteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com.

     This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor
Holding Page: 3 of 6

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	March, 31	March, 31	March, 31	March, 31
	2003	2002	2003	2002

Net Sales (Euro in thousands, US$ in thousands)
Motorcycles	€65.518	€89.281	$71.382	$97.272
Spare Parts, Accessories, Apparel	15.244	16.842	16.608	18.349
Miscellaneous Other	504	157	549	171

Total net sales	€81.266	€106.280	$88.539	$115.792

Ducati Units
Motorcycle shipments:			% Change
North American	836	1.099	(23,9%)
Main European market	4.497	6.263	(28,2%)
Japan	631	1.039	(39,3%)
Rest of World	1.790	1.695	5,6%

Total	7.754	10.096	(23,2%)
Motorcycle product mix:
Sport Segment (Superbike & Supersport)	3.683	4.350	(15,3%)
Sport Nakea	3.497	4.846	(27,8%)
Sport Touring	492	900	(45,3%)
Multi strada	82	0	na

Total	7.754	10.096	(23,2%)
Unofficial Motorcycle Registrations:			% Change
North America	912	1.580	(42,3%)
Main European market	5.555	6.479	(14,3%)
Japan	884	941	(6,1%)
Rest of World	1.156	1.366	(15,4%)

Total	8.507	10.366	(17,9%)

Ducati Motor
Holding Page: 4 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands)

	Three Months Ended		Three Months Ended

	March, 31	March, 31	March, 31	March, 31	Percent
	2003	2002	2003	2002	Change

Net Sales	€81.266	€106.280	$88.539	$115.792	(23,5%)
Cost of goods sold	(51.244)	(60.808)	(55.830)	(66.250)

Gross Profit	30.022	45.472	32.709	49.542	(34,0%)
Other operating revenues	6.102	2.239	6.648	2.439
SG&A expenses	(26.950)	(27.526)	(29.362)	(29.990)
Other operating income	(128)	(145)	(139)	(158)
Depreciation & amortization	(9.184)	(7.612)	(10.007)	(8.293)

Operating income/(loss)	(138)	12.428	(151)	13.540	(101,1%)
Financing expense, net	(2.439)	(2.321)	(2.657)	(2.529)
Other non-operating income/(expense), net	(3.584)	14	(3.905)	15

Profit/(loss)before income taxes and min.interest	(6.161)	10.121	(6.713)	11.026	(160,9%)
Income taxes	2.472	(4.583)	2.693	(4.994)

Net profit/(loss)	€(3.689)	€5.538	$(4.020)	$6.032	(166,6%)
Earnings per share	€(0,02)	€0,03	$-0,03	$0,04
Shares outstanding	158.500.963	158.500.963	158.500.963	158.500.963
					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	10.366	11.757			(11,8%)
Motorcycles Sold (Units)	7.754	10.096			(23,2%)
Unofficial Registrations (Units)	8.507	10.366			(17,9%)
EBITDA	8.962	20.054	9.764	21.848	(55,3%)
EBITDA Margin	11,0%	18,9%

Note : On March 31, 2003 US$1= 0,9179 Euros

Ducati Motor Holding
Page: 5 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands)

	Three Months Ended		Three Months Ended
	March 31, 2003		March 31, 2002

	€	%	€	%

Current assets
Cash and cash equivalents	23.429		14.624
Trade receivables, net	84.443		122.686
Inventories	131.922		108.208
Other current assets	22.317		14.397

Total current assets	262.111	54,8%	259.915	56,1%

Non current assets
Property, plant and equipment-net	70.385		56.879
Intangible fixed assets, net	130.513		130.547
Equity investments	12		2
Other long-term assets	15.581		15.596

Total non current assets	216.491	45,2%	203.024	43,9%

Total assets	478.602	100,0%	462.939	100,0%

Current liabilities
Short-term bank borrowings	55.746		49.444
Current portion of long-term debt	3.146		2.555
Accounts payable — trade	110.715		91.181
Income and other taxes payables	6.264		7.947
Other current liabilities	23.049		19.507
Provisions for risks and charges — current portion	8.637		9.300

Total current liabilities	207.557	43,4%	179.934	38,9%

Long-term liabilities
Long-term debt, net of current portion	86.000		91.000
Employees’ leaving entitlement	7.459		6.077
Deferred income taxes	35		3.733
Other long-term liabilities	17.099		18.578
Provision for risks and charges — long term portion	3.998		3.305

Total long-term liabilities	114.591	23,9%	122.693	26,5%

Total liabilities	322.148		302.627

Total shareholders’ equity	156.454	32,7%	160.312	34,6%

Total liabilities and shareholders’ equity	478.602	100%	462.939	100%

Ducati Motor Holding
Page: 6 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands)

	Three Months Ended		Three Months Ended
	March 31, 2003		March 31, 2002

	US$	%	US$	%

Current assets
Cash and cash equivalents	21.504		13.423
Trade receivables, net	77.506		112.607
Inventories	121.085		99.319
Other current assets	20.484		13.214

Total current assets	240.579	54,8%	238.563	56,1%

Non current assets
Property, plant and equipment-net	64.603		52.206
Intangible fixed assets, net	119.792		119.823
Equity investments	11		2
Other long-term assets	14.301		14.315

Total non current assets	198.707	45,2%	186.346	43,9%

Total assets	439.286	100,0%	424.909	100,0%

Current liabilities
Short-term bank borrowings	51.167		45.382
Current portion of long-term debt	2.888		2.345
Accounts payable — trade	101.620		83.691
Income and other taxes payables	5.749		7.294
Other current liabilities	21.156		17.905
Provisions for risks and charges — current portion	7.927		8.536

Total current liabilities	190.507	43,4%	165.153	38,9%

Long-term liabilities
Long-term debt, net of current portion	78.935		83.525
Employees’ leaving entitlement	6.846		5.578
Deferred income taxes	32		3.426
Other long-term liabilities	15.694		17.052
Provision for risks and charges — long term portion	3.670		3.033

Total long-term liabilities	105.177	23,9%	112.614	26,5%

Total liabilities	295.684		277.767

Total shareholders’ equity	143.602	32,7%	147.142	34,6%

Total liabilities and shareholders’ equity	439.286	100,0%	424.909	100,0%